Exhibit 99.1

Market Announcement November 3, 2023

Advanced Health Intelligence signs Binding Term Sheet with Electronic Medical Record and Global Personal Health Record company OneClinic for Vietnam.

Highlights

•	AHI signs binding term sheet with OneClinic, an electronic medical record (EMR) and personal health record (PHR) supplier for Vietnam.

•	OneClinic holds the US Patent and Trademark Office (USPTO) patent for OneEMR and patent-pending for OnePHR, both of which are aligned to interoperable medical standards including FHIR and HL7.

•	AHI and OneClinic will initially conduct 5,000 health assessments delivered from mobile screening clinics to validate and further localise for the Vietnamese population.

•	AHI and OneClinic are targeting 1 million paid users in the first 12 months from commercial launch which is scheduled for Q2-2024.

•	Chronic diseases were responsible for an estimated 81% of total deaths in Vietnam as of 2018[1]

•	With a population of approximately 100 million residents, Vietnam is motivated to become a leader of modern health care and unlock the benefits of early detection and intervention for chronic illnesses. AHI’s biometric screening and OneClinic’s electronic medical records are scalable technologies to help this cause.

Advanced Health Intelligence Ltd (ASX: AHI) (NASDAQ: AHI) (“AHI” or the “Company”) wish to inform shareholders that the Company has signed a binding term sheet (BTS) with Vietnam-based OneClinic to integrate AHI’s Biometric Health Assessment capabilities into OneClinic’s FHIR and HL7 interoperable digital health record system (OneEMR-OnePHR).

AHI and OneClinic are initially looking to launch a funded research project for 5,000 individuals before commercialising the integrated solution to the broader market. With Vietnam's population of approximately 100 million and the significant prevalence of chronic diseases, there's a pressing need for innovative, scalable healthcare solutions that Vietnam are actively investing to find. Together, leveraging OneClinic's transformative state-of-the-art digital health record system, we'll coordinate to optimise protocols and enhance user engagement strategies. This will pave the way for the successful launch of the comprehensive digital health record OneClinic and AHI biometric health.

OneClinic, with its guiding principle “For a Healthy Vietnam,” has embarked on a transformative journey to digitally engage patients across the entire nation of Vietnam. Launched by the OneClinic Company, this robust digital health platform offers innovative IT solutions for clinic management, making it the nexus between personal health records, clinics, testing centres, pharmacies, and private health insurance agencies. This integrated approach is aimed at revolutionising the patient experience, ensuring convenience, and elevating the standards of medical examination and treatment services.

Central to OneClinic's objectives is its state-of-the-art Electronic Medical Record (EMR) system, which has been developed using the patented CLAS Healthcare EMR software, recognised by the US Patent and Trademark Office (USPTO) in 2022. In tandem with this, the platform also boasts the Global Personal Health Record, which is pending a US patent from the USPTO. Together, these tools create a comprehensive and centralised medical database aligned with international interoperable standards, encapsulating a patient's health trajectory from various healthcare facilities.

The synchronous relationship between the Electronic Medical Record and the Global Personal Health Record is at the heart of OneClinic’s philosophy.

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	1

Market Announcement November 3, 2023

 As outlined by Vietnamese-American IT expert Mr. Nguyen Francis Tuan Anh, Director of OneClinic Company, the former is a pivotal tool for doctors. At the same time, the latter empowers patients, particularly those managing chronic diseases, by allowing them to consistently update their health status from the comfort of their homes or wherever else is convenient.

AHI and OneClinic are set to initiate a research project for 5,000 individuals funded by a combination of NGO’s, employers and big pharma as the foundational stage before introducing our integrated solution to the market. This research project is a testament to OneClinic's enduring philosophy, and it will set the stage for a successful and widespread launch of interoperable health and medical records for Vietnam. Together, with AHI’s smartphone-derived biometric health assessment we're making strides in healthcare innovation, driven by the guiding principle of 'For a Healthy Vietnam'.

Mr Francis Nguyen, CEO of OneClinic shares:

Our strategic partnership with AHI, leveraging its smartphone-based biometric assessments, empowers OneClinic to fast-track our ambitions. This collaboration, rooted in best-in-class technology, positions us to seamlessly service, create, and maintain a holistic electronic health record for individuals seamlessly with a medical record for physicians from the vast Vietnamese population—all accessible from the palm of their hand.

By harnessing the VMED Group's visionary CICC digital transformation model, OneClinic has crafted niche software capabilities such as OneCIS, OneEMR, and OnePHR, all anchored by the OneHIE database, which complies with international medical standards. Our endeavours in provinces like Khanh Hoa and collaborations like the one with the Hue Family Medicine Centre exemplify our commitment to optimising healthcare models across the nation.

Endorsed with the esteemed Sao Khue Award 2023 and backed by testimonials from experts like Dr. Nguyen Minh Tam, Vice Rector of University of Medicine and Pharmacology Hue, OneClinic's digital medical platform stands as a testament to the transformative power of IT in healthcare. Our overarching goal is not just limited to Vietnam; armed with our USPTO patents, we have set our sights on extending our digital health platform outreach to numerous other developing nations.

In conclusion, OneClinic, fortified by its strategic alliances and relentless drive, is poised to spearhead the digital transformation of patient engagement in Vietnam, embodying its ethos of a healthier Vietnam.

Integrating AHI's advanced health screening in OneClinic's digital health platform.

OneClinic's ambitious mission to reshape patient health and medical records in Vietnam reaches new heights with our partnership with AHI. By incorporating AHI’s state-of-the-art health screening capabilities within mobile technology, we are bringing forth unprecedented accessibility, convenience, and adaptability in population screening.

Vietnam, with its significant population of approximately 100 million people, presents both challenges and opportunities in healthcare. The facility to access health screenings through widespread tools like mobile phones is a transformative stride in healthcare. Such accessibility ensures that health services can scale swiftly, making inroads even into the most remote corners of the country.

More crucially, integrating AHI's technology into OneClinic's platform addresses Vietnam's pressing concern: the escalating prevalence of chronic diseases. By offering universal access to health screenings, we are better positioned to manage and pre-empt chronic conditions, especially among the nation's most vulnerable demographics. With AHI's trailblazing solution at the heart of OneClinic's offerings, we are paving the way for a healthier Vietnam. We are dedicated to ensuring that every individual has the resources and tools they need to take charge of their health well-being.

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	2

Market Announcement November 3, 2023

The AHI biometric health assessment & its synergy with OneClinic EHR in Vietnam

Vietnam is undergoing a pivotal moment in its demographic transition, marked by a longer lifespan for its inhabitants and consequent increased pressure on health services and income security. The landscape of Vietnam has transformed over the recent decades, characterised by burgeoning urbanisation.

With this shift, exposure to environmental hazards such as air pollution, coupled with lifestyle and dietary changes, has escalated the risk of chronic diseases like diabetes and heart disease, especially among the aging population.

Historically, familial support served as the backbone of healthcare for the elderly in Vietnam. However, with evolving societal patterns, including reduced family sizes and rampant migration, this traditional safety net is vanishing. The healthcare system, although striving, often grapples with challenges like the reducing availability and per capita density of medical professionals, essential medications, and supplies. The divide is evident not only between urban hospitals and rural communities but also in gender disparities in healthcare access. Alarmingly, chronic diseases were responsible for an estimated 81% of total deaths in Vietnam as of 20181.

The AHI Biometric Health Assessment (BHA) technology perfectly aligns with this health crisis. Tailored for mass screenings, AHI’s BHA can target Vietnam's substantial population. The BHA’s significance lies in its ability to enable early identification of identifiable risks to most of the country’s smartphone users for earlier interventions, facilitating not just efficient healthcare budget allocation but also elevating the quality of life for Vietnamese citizens.

Addressing the chronic disease epidemic in Vietnam necessitates a paradigm shift, moving away from solely clinician-based care. It calls for community-centred prevention strategies fortified by digital tools that transition disease management and prevention from medical facilities to homes – all using a smartphone.

OneClinic's vision aligns perfectly with this objective. Their primary aim is to identify and support individuals at heightened risk of chronic disease, a move that could radically diminish mortality rates. Their approach is not just humane but also pragmatic, understanding that even a moderate investment in chronic disease prevention can reap substantial economic dividends for Vietnam.

The AHI BHA technology is not only efficient but equally convenient, taking just 12 minutes to evaluate 61 parameters, spanning 41 biometrics over five disease risk categories. This assessment is accessible on most smartphones, allowing private evaluations in the comfort of one's home. The synergy with OneClinic's OnePHR platform ensures that this vital data translates into actionable advice for users. This empowers individuals to proactively collaborate with their healthcare providers and the needed interventions to assist them in living healthier, longer lives.

Scott Montgomery, CEO of AHI, said:

"AHI's strategic partnership with OneClinic, demonstrates a commitment to Vietnam's healthcare needs. Our collaboration aims to redefine healthcare accessibility in Vietnam. The statistics are compelling. With chronic diseases accounting for 81% of deaths in 2018 and undoubtedly escalating as it is in the rest of the world, the need for early detection and intervention has never been as intense. The integration of AHI’s Biometric Health Assessment into OneClinic’s interoperable health records system is an accelerant to that change.

The convergence of AHI's health screening with OneClinic's digital health and medical records promises unseen accessibility, this will offer immediate healthcare accessibility for nearly 100 million Vietnamese residents. With OneClinic’s commitment to a "Healthy Vietnam", this alliance can genuinely impact the growing chronic disease epidemic and further extends AHI’s market position as a leading innovator for biometric health screening at population scale.

The exciting thought is we’re starting with a population size of 100 million and will expand to neighbouring nations and beyond from here, AHI is proving its incredibly exciting future.

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	3

Market Announcement November 3, 2023

About OneClinic and VMED Group

OneClinic is a renowned subsidiary of VMED Group, a preeminent technology conglomerate deeply rooted in the healthcare sector. Diving deeper into OneClinic reveals its potent digital healthcare platform, designed meticulously to enable patient access to doctors and healthcare networks. This strategic design not only ensures enhanced medical consultations and treatments but also plays a pivotal role in propelling healthcare facilities on their digital transformation journey towards an intelligent, paperless healthcare system.

Switching our lens to VMED Group, we discover a multifaceted technology conglomerate making significant strides in the healthcare industry. VMED Group's umbrella covers a range of subsidiaries, notably VIETMEDICAL and ONECLINIC. It prides itself on its diverse operational domains, which include the development of avant-garde healthcare IT solutions, the distribution of state-of-the-art medical equipment, the precision-led manufacturing of medical devices, consumables, and supplies, and the tactical execution of specialised investments in the vast healthcare arena.

Steering towards the vision and mission of OneClinic, it emerges as a beacon of digital transformation, ardently striving for the pinnacle of health for the Vietnamese people. Their ground-breaking All-In-One Platform is a testimony to their commitment, offering a comprehensive blend of solutions, including OneCIS, OneEMR, and OnePHR. Central to OneClinic's mission is its drive to sculpt an intelligent, paperless healthcare system, bridging the gap and enhancing connections between patients, doctors, and expansive healthcare networks, all while keeping a vigilant eye on global healthcare evolutions.

Delving into the core values that steer the conglomerate, it becomes evident that a customer-centric approach reigns supreme. A relentless pursuit of enhancing both preventive healthcare and the broader spectrum of community health underscores their dedication. The intricate balance of delivering unparalleled value is achieved by harnessing the passion, creativity, and unwavering discipline of the collective team.

OneClinic and VMED Group's professional approach is powered by a dynamic team of experts, engineers, and leading doctors who breathe life into healthcare IT solutions. Their unyielding commitment to staying updated with the latest in technology, international standards, and the ever-evolving legal landscape pertinent to Vietnam's healthcare sector is commendable. This professional ethos is further strengthened by their meticulous planning and the ability to render intuitive interpretations, ensuring customer expectations are met and often surpassed.

Their pioneering spirit is palpable. Being at the forefront of integrating international standards into healthcare IT solutions in Vietnam, VMED Group is a trailblazer. Their innovation-centric mindset ensures continuous product evolution and the development of bespoke solutions tailored to the unique needs of Vietnamese healthcare. This dedication is reflected in their impressive track record, with digital healthcare solutions seamlessly integrated into renowned establishments like Cho Ray Hospital, Hanoi Obstetrics and Gynaecology Hospital, and several others.

Rounding off their ethos is their unyielding devotion to their clientele. This is manifested in their round-the-clock customer support, paired with their commitment to providing in-depth advice on comprehensive solutions. This dual approach ensures that customers are not only equipped with cutting-edge solutions but also guided on their journey to achieve cost-effectiveness and optimal outcomes.

References:

1https://www.ageinternational.org.uk/who-we-are/what-we-do/healthcare/healthy-ageing-/reducing-chronic-diseases-in-vietnam/

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	4

Market Announcement November 3, 2023

About Advanced Health Intelligence Ltd

Advanced Health Intelligence Ltd (AHI) is committed to becoming a global leader in digital health, harnessing its proprietary technology and innovative processes to redefine health screening. Leveraging the ubiquity and convenience of smartphones, AHI aims to deliver a comprehensive suite of assessment tools to healthcare providers, caregivers, insurers, and governments around the world.

Our mission is to improve healthcare outcomes, enhance health literacy, and support the early detection and management of various health conditions.

Since our inception in 2014, AHI has been at the forefront of Health-tech innovation, starting with the world's first on-device body dimensioning capability. Our patented technology has evolved into a robust suite of solutions that symbolise the future of digitised healthcare.

Our key offerings include:

•	Body dimension and composition assessments enable the identification of obesity-related comorbidities such as diabetes.

•	Blood biomarker prediction, inclusive of HbA1C, HDL, LDL, and 10-year mortality risk.

•	Transdermal Optical Imaging, providing vital signs and cardiovascular disease risk estimates.

•	On-device dermatological skin identification, capable of recognising 588 skin conditions across 133 categories, including Melanoma.

•	Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

At the heart of AHI is our world-class team comprising machine learning and AI experts, computer vision specialists, and medically trained data scientists. Their collective expertise ensures AHI remains at the cutting edge of health-tech innovation, tailoring our technology to meet the evolving needs of our consumers.

AHI's vision extends beyond individual health assessments. We aspire to create a transformative impact at scale, driving forward a new era in digital healthcare. Our biometrically derived triage solution, accessible via a smartphone, enables our partners to identify and manage health risks at a population scale.

In pursuing proactive health management, AHI stands ready to guide healthcare providers, caregivers, insurers, and governments in triaging individuals into the most suitable care pathways. Through technology, AHI contributes to a more efficient, effective, and inclusive global healthcare system.

For more information, please visit:  www.ahi.tech

*The Board of Advanced Health Intelligence Ltd has approved this announcement.

*AHI anticipates that this binding term sheet will not yield immediate revenue. The collaboration with OneClinic is projected to produce minor revenue once the research project is initiated. Correspondingly, AHI foresees more consistent revenue generation following commercial deployment into broader communities throughout Vietnam.

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	5

Market Announcement November 3, 2023

Cautionary Note Regarding Forward-Looking Statements:

This news release contains information or statements that constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur. Forward-looking information may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, milestones, strategies, and outlook of Advance Health Intelligence, and includes statements about, among other things, future developments and the future operations, strengths, and strategies of Advance Health Intelligence. Forward-looking information is provided for the purpose of presenting information about management's current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements should not be read as guarantees of future performance or results.

The forward-looking statements made, or perceived to be made, in this news release are based on management's assumptions and analysis and other factors that may be drawn upon by management to form conclusions and make forecasts or projections, including management's experience and assessments of historical trends, current conditions and expected future developments. Although management believes that these assumptions, analysis, and assessments are reasonable at the time the statements contained in this news release are made, actual results may differ materially from those projected in any forward-looking statements. Examples of risks and factors that could cause actual results to materially differ from forward-looking statements may include: the timing and unpredictability of regulatory actions; regulatory, legislative, legal or other developments with respect to its operations or business; limited marketing and sales capabilities; early stage of the industry and product development; limited products; reliance on third parties; unfavorable publicity or consumer perception; general economic conditions and financial markets; the impact of increasing competition; the loss of key management personnel; capital requirements and liquidity; access to capital; the timing and amount of capital expenditures; the impact of COVID-19; shifts in the demand for Advanced Health Intelligence's products and the size of the market; patent law reform; patent litigation and intellectual property; conflicts of interest; and general market and economic conditions. The forward-looking information contained in this news release represents the expectations of Advance Health Intelligence as of the date of this news release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. Advance Health Intelligence undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	6